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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ICO Global Communications (Holdings) Limited
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
44930K108
(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44930K108	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		25,362,457

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,346,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,362,457

WITH	10	SHARED DISPOSITIVE POWER:

		1,346,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,708,715

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	44930K108	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		25,362,457

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,346,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,362,457

WITH	10	SHARED DISPOSITIVE POWER:

		1,346,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,708,715

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

CUSIP No.	44930K108	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		30,118,314

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,446,258

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,118,314

WITH	10	SHARED DISPOSITIVE POWER:

		1,446,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,564,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	44930K108	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		225,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		225,00

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	225,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	44930K108	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS: Highland Equity Opportunities Fund (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		261,201

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		261,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	261,201

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Class A Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	44930K108	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		860,057

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		860,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	860,057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	44930K108	Page	8	of	13 pages

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		860,057

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		860,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	860,057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/HC

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of ICO Global Communications (Holdings) Limited, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Plaza America Tower, 11700 Plaza America Drive, Suite 1010, Reston, Virginia 20190.
Item 2. Identiy and Background.
     (a) This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Credit Strategies Fund, a Delaware trust (“Credit Strategies”); (ii) Highland Equity Opportunities Fund, a Delaware trust (“Equity Opportunities”); (iii) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“Multi-Strategy SubFund”); (iv) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Multi-Strategy Master Fund”); (v) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (vi) Strand Advisors, Inc., a Delaware corporation (“Strand”); and (vii) James D. Dondero. The directors and executive officers of Strand are named on Appendix 1 hereto.
     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
     (b) The address of the principal business office of each of the Reporting Persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons, including Credit Strategies, Equity Opportunities and Multi-Strategy SubFund. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of other persons, including Credit Strategies, Equity Opportunities and Multi-Strategy SubFund. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Mr. Dondero is serving as the President and a director of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Strand. The principal business of Multi-Stategy Master Fund is serving as the managing member of Mutli-Strategy SubFund. Multi-Stategy Master Fund may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Mutli-Strategy SubFund. The principal business of each of Credit Strategies, Equity Opportunities and Multi-Strategy SubFund is acting as a registered investment company. Credit Strategies, Equity Opportunities and Multi-Strategy SubFund may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of other Reporting Persons.
     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Services, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) The citizenship of Dondero is the United States. Multi-Strategy Master Fund is a Bermuda entity. Credit Strategies, Equity Opportunities, Multi-Strategy SubFund, Highland Capital and Srand are Delaware entities.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 31,564,572 shares of Class A Common Stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $114,996,243.73 with a combination of funds from accounts managed by Highland Capital.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons continue to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Class A Common Stock or selling some or all of the Shares held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person:
          See the disclosure provided in response to Items 11 and 13 on the attached cover page(s)1.
     (b) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote: See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of: See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of: See the disclosure provided in response to Item 10 on the attached cover page(s).
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Reporting Person	Number of Shares Acquired	Price Per Share ($)	Description of Transaction
07/18/2007	Highland Capital	10,000	3.203	Open Market
07/19/2007	Highland Capital	7,700	3.25	Open Market
07/19/2007	Highland Capital	270,817	3.2502	Open Market
07/20/2007	Highland Capital	284,456	3.26648	Open Market
07/25/2007	Highland Capital	375,000	3.2	Open Market
07/30/2007	Highland Capital	1,000	3.1	Open Market
08/01/2007	Highland Capital	123,000	3.1	Open Market
08/13/2007	Highland Capital	273,027	2.989	Open Market
08/15/2007	Highland Capital	3,535,000	2.3	Open Market
     (d) Other persons, including Highland Crusader Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

[1]	The percentage calculation is based on 144,547,195 shares of the Class A Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 14, 2007.

     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Exhibit 1          Joint Filing Agreement, dated August 20, 2007

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 20, 2007

Highland Credit Strategy Fund

By:		/s/ James Dondero

		Name:	James Dondero
		Title:	President

Highland Equity Opportunities Fund

By:		Highland Fund I, its management investment company

By:		/s/ James Dondero

		Name:	James Dondero
		Title:	President

Highland Multi-Strategy Onshore Master SubFund, L.L.C.
By:		Highland Multi-Strategy Master Fund, L.P., its managing member
By:		Highland Multi-Strategy Fund GP, L.P., its general partner
By:		Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:		Highland Capital Management, L.P., its sole member
By:		Strand Advisors, Inc., its general partner

By:		/s/ James Dondero

		Name:	James Dondero
		Title:	President

Highland Multi-Strategy Master Fund, L.P.
By:		Highland Multi-Strategy Fund GP, L.P., its general partner
By:		Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:		Highland Capital Management, L.P., its sole member
By:		Strand Advisors, Inc., its general partner
By:		/s/ James Dondero

		Name:	James Dondero
		Title:	President

Highland Capital Management, L.P.

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

Strand Advisors, Inc.

By:		/s/ James Dondero

		Name:	James Dondero
		Title:	President

James Dondero
/s/ James Dondero

Appendix 1
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
Strand Advisors, Inc.
Director:
James D. Dondero
Executive Officers:

President:	James D. Dondero
Executive Vice President:	Mark Okada
Secretary:	Michael Colvin
Assistant Secretary:	Patrick Daugherty
Assistant Secretary:	Todd Travers
Treasurer:	Ken McGovern